UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2017

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 001-35897

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Voya 401(k) Savings Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Voya Financial, Inc.
230 Park Avenue
New York, New York 10169

Voya 401(k) Savings Plan
Audited Financial Statements and Supplemental Schedule

Contents

			Page
I.	The following financial statements and supplemental schedule for the Voya 401(k) Savings Plan are being filed herewith:

	Audited Financial Statements as of December 31, 2017 and 2016, and for the years then ended and Supplemental Schedule as of December 31, 2017 :

	Report of Independent Registered Public Accounting Firm		2

	Audited Financial Statements:

	Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016		3
	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2017 and 2016		4
	Notes to Financial Statements		5

	Supplemental Schedule:

	Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)		13

	Signature Page:		14

II.	The following exhibits are being filed herewith:
	Exhibit No.	Description
	1	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP
	99.1	Certification Pursuant to 18 U.S.C Section 1350 (Section 905 of the Sarbanes-Oxley Act of 2002)

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Voya 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Voya 401(k) Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for each of the two years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017, and reportable transactions for the year then ended, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan's auditor since 2000.
Boston, Massachusetts
June 28, 2018

Voya 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2017 and 2016

	2017	2016
Assets:
Receivables:
Notes receivable from participants	$20,790,835	$20,380,021
Total receivables	20,790,835	20,380,021

Investments:
Investments at fair value	1,342,997,856	1,104,088,749
Total investments at fair value	1,342,997,856	1,104,088,749

Guaranteed investment contract	424,365,656	422,361,673
Fully-benefit responsive investment contracts at contract value	424,365,656	422,361,673

Net assets available for benefits	$1,788,154,347	$1,546,830,443

The accompanying notes are an integral part of these financial statements.

3

Voya 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2017 and 2016

	2017	2016
Additions:
Interest and dividends	$43,048,790	$24,348,864
Interest income on notes receivable from participants	874,402	812,825
Contributions - participants	55,300,924	56,118,132
Contributions - employer	35,696,624	36,388,420
Rollover contributions	9,376,488	11,518,712
Other	51,015	65,186
Total additions	144,348,243	129,252,139
Change in fair value of investments	222,769,014	67,112,557
Additions, including change in fair value of investments	367,117,257	196,364,696

Deductions:
Benefits paid directly to participants	125,733,671	92,767,611
Administrative expenses	59,682	56,394
Total deductions	125,793,353	92,824,005
Net increase	241,323,904	103,540,691
Net assets available for benefits:
Beginning of year	1,546,830,443	1,443,289,752
End of year	$1,788,154,347	$1,546,830,443

The accompanying notes are an integral part of these financial statements.

4

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2017

1. Description of Plan

The following is a general description of the Voya 401(k) Savings Plan (the “Plan”). Participants should refer to the Plan documents, including the summary plan description, for a more complete description of the Plan’s provisions, including those described herein. Any conflicts between the terms of the Plan document and this description shall be resolved by referring to the Plan document.

The Plan is a voluntary defined contribution plan available to all eligible employees, as defined in the Plan document. The Plan is intended to meet the requirements of Section 401(a) of the Internal Revenue Code (“IRC”). The Plan also contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC. The Plan is intended to be in full compliance with applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Voya Services Company is the Plan sponsor (“Plan Sponsor”, or the “Company”). The Company is a wholly owned subsidiary of Voya Financial, Inc. (“Voya”). Voya is traded on the New York Stock Exchange under the symbol “VOYA.” The Voya Financial Plan Administrative Committee is the Plan administrator (“Plan Administrator”). Voya Institutional Trust Company, a wholly owned subsidiary of Voya is the trustee (“Trustee”) of the Plan.

The Plan offers a self-directed brokerage account option (“SDBA”). The SDBA is designed for investors who want to actively manage a greater choice of investments and are willing to pay additional fees and accept full responsibility for researching, selecting, monitoring and managing their investments.

Concentrations of Risk

As of December 31, 2017 and 2016, the Plan’s assets were significantly concentrated in Voya affiliated investments such as Voya mutual funds, Voya collective investment trusts, and Voya shares, the value of which is subject to fluctuations related to corporate, industry and economic factors.

Eligibility

All employees meeting the qualifying requirements, as specified in the Plan documents, are automatically enrolled in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Company’s contribution. Company contributions are based on participant deferrals. Each participant’s account is also credited with allocations of Plan investment results; all earnings or losses are allocated to each participant’s account as soon as practicable. Participant accounts may be reduced by any administrative fees or expenses charged against the account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and to restore participant accounts previously forfeited, as specified in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account at the time benefit payments are made.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Participants will vest in the Company’s matching contributions plus actual earnings thereon over four years of service at the rate of 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year. Participants are immediately fully vested when any of the following occur: (1) obtaining age 65 while actively employed, (2) dying while actively employed, (3) obtaining eligibility for benefits under Voya’s managed long term disability plan, or (4) termination or partial termination of the Plan to the extent such termination applies to a participant.

Any participant who is actively employed by the Company on the effective date of a sale of a direct or indirect controlling interest in the Company shall be 100% vested in and shall be entitled to a benefit equal to the value of the participant's account.

Participant Contributions

Participants in the Plan may contribute up to 50% of their pre-tax eligible compensation. Participants may also contribute eligible amounts representing distributions from other qualified plans (“rollovers”) and participants who have attained age 50 or over in a plan year may elect to begin making catch-up contributions for such plan year in addition to their participant contribution. Participant contributions, other than rollovers, are subject to limitations imposed by the IRC and the Plan.

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2017

1. Description of Plan (continued)

The Plan offers a Roth feature. The Roth feature allows participants to make after-tax contributions to a Roth Account. These after-tax contributions are subject to the IRC pre-tax employee contribution limits. The Roth contributions plus earnings grow tax free and qualified Roth distributions are not subject to federal income taxes.

Employer Contributions

The Company matches participant pre-tax and Roth contributions at 100% of each participant’s contributions up to the first 6% of eligible compensation. The Company does not contribute matching contributions on catch-up contributions. The Company matching contributions are made in cash and allocated in accordance with each participant’s investment elections.

Forfeitures

The non-vested portion of a participant's account is forfeited when certain terminations described in the Plan document occur. Forfeitures remain in the Plan and are used to reduce the Company's contributions to the Plan. The amount of the forfeited nonvested participant accounts as of December 31, 2017 and 2016 was $924,369 and $646,018, respectively.

As permitted by the Plan document, the amount of forfeitures allocated in lieu of employer contributions for the years ended December 31, 2017 and 2016 was $642,394 and $682,570, respectively.

Dividends

Dividends paid are automatically reinvested.

Participant Loans

Subject to the provisions of the Plan and applicable law, a participant may borrow against his/her account balance provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the participant’s vested balance or $50,000 (taking into account the outstanding balance of all Plan loans made within the prior twelve months).

Each loan will bear an interest rate as prescribed by the Plan’s applicable provisions, the current prime interest rate plus 1%. Loan repayment periods are for a maximum of five years. Principal and interest are repaid ratably through payroll deductions.

Benefits Paid

Upon termination of service due to death, disability, or retirement, a participant or their beneficiary may elect to receive either a lump-sum distribution or periodic payments of the participant’s account balance. A participant may elect to receive benefits in cash, Groep ADRs or Voya shares to the extent the participant's account is invested in the ING Leveraged Company Stock Fund, ING Group Company Stock Fund or the Voya Company Stock Fund. Additionally, upon termination of employment with the Company or a Voya participating employer, a participant may elect to receive a lump sum distribution of their vested account balance. In-service withdrawals are permitted for active participants who have attained age 59½ of their vested account balance. Benefit payments are recorded when paid.

As defined in the Plan documents, certain participants are also eligible for hardship withdrawals, consistent with the provisions of the IRC. Participants should refer to the Plan documents for a complete discussion of benefit payment provisions.

Administrative Expenses

To the extent the Company is required by law or elects to pay such expenses, the Plan sponsor shall be responsible for paying such Plan expenses. All expenses of the Plan shall, to the extent permitted by law, be paid by the Plan Trust Fund, unless the Company elects to pay such expenses.

The Plan maintains a Plan Expense Reimbursement Account ("PERA") with respect to certain revenue received from mutual fund companies for services rendered on behalf of the Plan. Any revenue deposited into the PERA is used to offset allowable expenses incurred during the calendar year.

The amount of the PERA account as of December 31, 2017 and 2016 was $125 and $8,792, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has retained the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants will become 100% vested in their Plan accounts.

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2017

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan provides for investments in Groep ADRs, Voya shares, guaranteed investment contracts (“GICs”), common collective trusts, separate accounts, SDBA and mutual funds. Mutual funds are stated at fair value, which is the quoted market price in an active market of the shares owned on the last day of the Plan year. Investments in Groep ADRs and Voya shares are based on the daily Net Asset Value (“NAV”) per unit of the stock funds which is determined using quoted market prices of the underlying investments. Units of the common collective trusts and separate accounts are valued at the NAV redemption value as determined by the trustee.

Generally, contract value is equal to participant deposits minus participant withdrawals plus credited interest. Interest credited is net of expenses. Contract value may be subject to adjustments in connection with contractholder directed withdrawals that are subject to a market value adjustment. Under limited circumstances (imposition of an equity wash provision) contract value may be adjusted as a result of a market value adjustment or, in the case of the Stable Value Option, to reflect the current ratio of market value to contract value. The fair value of the Stable Value Option which consists of an underlying GIC is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade date.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Adoption of New Pronouncements

Simplified Financial Reporting For Employee Benefit Plans

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment
Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient.

The provisions of ASU 2015-12 were adopted by the Plan on January 1, 2016. The Plan determined, however, that there was no impact on the total net assets available for benefits.

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2017

2. Summary of Significant Accounting Policies (continued)

Future Adoption of Accounting Pronouncements

Financial Instruments - Recognition and Measurement
In January 2016, the FASB issued ASU 2016-01, “Financial Instruments-Overall (ASC Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”), which requires:

•	Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income.

•	Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost.

•	The use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes.

•
Separate presentation in other comprehensive income of the portion of the total change in fair value of a liability resulting from a change in own credit risk if the liability is measured at fair value under the fair value option.

•	Separate presentation on the balance sheet or financial statement notes of financial assets and financial liabilities by measurement category and form of financial asset.

The provisions of ASU 2016-01 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption only permitted for certain provisions. Initial adoption of ASU 2016-01 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to the balance sheet as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively. The Plan does not currently expect the adoption of this guidance to have an effect on the Statements of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits; however, finalization of implementation efforts will continue into 2018.

Master Trust Reporting
In February 2017, the FASB issued ASU 2017-06, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting" ("ASU 2017-06"), which changes the reporting requirements for an employee benefit plan that holds an interest in a master trust, as follows:

•
Requires presentation of the plan’s interest in the master trust and the change in value of that interest in separate line items in the statements of net assets available for benefits and the statements of changes in net assets available for benefits, respectively, and

•
Introduces disclosure of the master trust’s investments by general type and the dollar amount of the plan’s interest in each type of investment, as well as disclosure of other assets and liabilities on a gross basis and the dollar amount of the plan's interest in each balance.

The provisions of ASU 2017-06 are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. Initial adoption of ASU 2017-06 is required to be reported using a retrospective approach. The Plan is currently in the process of determining the impact of adoption of the provisions of ASU 2017-06.

3. Income Tax Status

The Plan received a determination letter from the IRS dated November 4, 2013, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator will take the necessary steps, if any, to maintain the Plan’s operations in compliance with the IRC.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Notwithstanding the foregoing, the IRS may nonetheless audit the Plan to ensure it has been operated in accordance with the Plan document and applicable laws.

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2017

4. Investment in Insurance Contract

As of December 31, 2017, the Plan maintained one GIC related investment option, the Stable Value Option. The underlying investment of the
Stable Value Option consists of the Separate Account GIC contract ST-14698 (the “Contract”) issued by VRIAC (a party-in-interest). The contract owned by the Plan is considered fully benefit-responsive in accordance with ASC Topic 962, “Plan Accounting - Defined Contribution Pension Plans.” As of December 31, 2017 and 2016, the contract value of the investments in insurance contracts was $424,365,656 and $422,361,672, respectively.

The earnings of the GIC investment are based on an interest rate applied to each participant’s outstanding balance. The interest rates are analyzed and may be reset by the GIC issuer semi-annually for the Contract.

Premature termination in whole or in part of the Contract is at the discretion of the Plan Sponsor and generally involves a payment adjusted to its fair value. The Contract permits a book value corridor through which a threshold percentage of the contract balance is available at book value in the event of certain employer actions such as spinoffs, divestitures, corporate relocations, layoffs, retirement incentive programs, the creation of a competing investment option, or partial or total plan terminations. Clone contracts are generally available subject to underwriting considerations to be issued to a takeover entity. In addition, the contracts generally provide for book value to be preserved if the withdrawal of funds from the contract is made over a protracted period described in the contract (“book value settlement”).

The interest credited to participants in the Contract for year ended December 31, 2017 and 2016, was 2.37% and 2.49%, respectively. The Contract has no minimum crediting interest rate, no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts. Fund performance, net cash flows of the Plan investments, and duration of assets are factors that could influence the average interest credited rate.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event which would limit the Plan’s ability to transact at contract value with participants is probable.

The GIC issuer may discontinue the contract with the Plan under the following circumstances:

•	The Plan fails to meet any of its obligations under this contract or under any related agreement;

•	All amounts under this contract are withdrawn;

•	The Plan is no longer a qualified plan under the IRC;

•	The Plan is terminated;

•	The Plan no longer has any obligations under the Plan;

•	Any action is taken by the Plan Sponsor, or any other official, which:

a.	Creates a Competing Investment Option;

b.	Significantly liberalizes, as determined by the issuer, the Plan withdrawal or transfer rights of Members;

c.	Materially affects the issuer rights and obligations under this contract;

•	The Plan, without the issuer written agreement, attempts to assign the Plan’s interest in this contract;

•	The Plan rejects an amendment to this contract proposed by the issuer under the Amendments section;

•	The issuer elects to discontinue accepting deposits for all contracts of this class;

•	Employees of an Employer are no longer eligible to participate in the Plan (any such discontinuance affects only those ineligible employees);

•
A change in applicable laws and regulations (including tax laws and regulations) which materially affects the taxation of this contract or Separate Account, or otherwise materially affects the issuer obligations hereunder.

5. Financial Instruments

Fair Value Measurements

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Plan has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2017

5. Financial Instruments (continued)

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to inputs that are unobservable in the market place (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Certain investments are measured at the fair value using the NAV per share as a practical expedient and have not been classified in the fair value hierarchy.

Financial assets recorded at fair value on the Statements of Net Assets Available for Benefits are categorized as follows:

•
Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Plan defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 - Quoted prices in markets that are not active or values based on inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a.	Quoted prices for similar assets or liabilities in active markets;

b.	Quoted prices for identical or similar assets or liabilities in non-active markets;

c.	Inputs other than quoted market prices that are observable; and

d.	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

•
Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

The following tables present the Plan’s hierarchy for its assets measured at fair value:

	Assets at Fair Value as of		December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds	$412,104,181	$—	$—	$412,104,181
Common stock funds (1)	89,954,623	—	—	89,954,623
Self-directed brokerage account	22,166,876	—	—	22,166,876
Cash and cash equivalents	125	—	—	125
Total	$524,225,805	$—	$—	$524,225,805
Common/collective trust funds measured at NAV: (2)				801,773,446
Separate Account funds measured at NAV				16,998,605
Total assets at fair value				$1,342,997,856

	Assets at Fair Value as of		December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds	$453,729,402	$—	$—	$453,729,402
Common stock funds (1)	74,849,501	—	—	74,849,501
Self-directed brokerage account	17,577,041	—	—	17,577,041
Cash and cash equivalents	8,792	—	—	8,792
Total	$546,164,736	$—	$—	$546,164,736
Common/collective trust funds measured at NAV: (2)				557,924,013
Separate Account funds measured at NAV				—
Total assets at fair value				$1,104,088,749

(1) This category includes investments in Groep ADRs and Voya shares. There are currently no redemption restrictions on this investment; however there may be times that the Voya shares are subject to blackout periods. Participants will generally receive advance notice of a blackout period and its anticipated end date. The fair values of the investments in this class have been estimated based upon the quoted market price.

(2) This category includes common/collective trust funds that are designed to provide growth in capital by replicating benchmark indices and includes primarily equity investments. The life cycle funds that are within this category are invested in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. There are currently no redemption restrictions on these investments. The fair values of the investments in this class have been estimated based upon the NAV per share.

Voya 401(k) Savings Plan
Notes to Financial Statements
December 31, 2017

5. Financial Instruments (continued)

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets are measured at estimated fair value on the Plan’s Statements of Net Assets Available for Benefits. The Plan defines fair value as the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant’s perspective. The Plan considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Plan prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Plan utilizes a number of valuation methodologies to determine the fair values of its financial assets in conformity with the concepts of “exit price” and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Plan reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Plan, including in-depth validation procedures confirming the observability of inputs.

The following valuation methods and assumptions were used by the Plan in estimating the reported values for the investments described below:

Mutual funds: Mutual funds are reported at quoted market price, which represent NAV of shares, and included in Level 1. This financial instrument includes U.S. equities, International equities, and Short-term investment funds.

Common/collective trust fund: Common/collective trusts are reported at NAV or alternative fair value methods by the Trustee when NAV is not available.

Common stock funds: Groep ADRs and Voya shares are reported based upon a quoted market price. These assets are included in Level 1.

Separate account funds: Separate account funds are reported at NAV or alternative fair value methods by the Trustee when NAV is not available.

Self-directed brokerage account: The securities held within the SDBA are standard assets such as mutual funds, equities and cash and cash equivalent assets. These holdings are reported at quoted market price. These assets are included in Level 1.

Cash and cash equivalents: The carrying amounts for cash reflect the assets’ fair value. The fair values for cash equivalent are determined based on quoted market prices. These assets are included in Level 1.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2017 and 2016. The Plan’s policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

6. Parties-in-Interest to the Plan

The Plan holds investments in several mutual funds, Voya shares, Voya collective investment trusts and GICs that are managed by affiliated companies of the Plan Sponsor. These affiliated companies are considered parties-in-interest (as defined in ERISA) to the Plan. As of December 31, 2017 and 2016, funds of $779,825,592 and $719,799,981, respectively, were held in such investments and are considered party-in-interest transactions.

7. Subsequent Events

Effective February 15, 2018, the Plan Sponsor terminated its trust agreement with the Trustee. Also, effective February 15, 2018, the Plan Sponsor and an affiliate of the Plan Sponsor entered into a master trust agreement with the Trustee to facilitate the holding and investment of assets of the Plan and the 401(k) plan sponsored by the affiliate in one master trust that separately accounts for the respective interests of each plan.

The Plan has evaluated subsequent events for recognition and disclosure through the date of issuance of the financial statements.

Supplemental Schedule

Voya 401(k) Savings Plan
EIN: 52-1317217 Plan No.: 001
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
As of December 31, 2017

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
	Boston Partners Large Cap Value Equity Fund	Common/Collective Trust	$60,647,126
*	Cash and Cash Equivalents	Interest-bearing Cash	125
	Causeway International Value Fund - Institutional Class	Mutual Fund Shares	42,952,348
	Cohen & Steers Real Assets Multi-Strategy Fund - Class A	Common/Collective Trust	370,787
	ING Group Company Stock Fund	Stock Fund Shares	43,692,152
	ING Leveraged Company Stock Fund	Stock Fund Shares	29,998,514
	Northern Trust Collective S&P 500 Index Fund DC NL - Tier 4	Common/Collective Trust	213,415,664
	Northern Trust Collective Aggregate Bond Index Fund NL - Tier 3	Common/Collective Trust	29,890,661
	Note Receivable	**	20,790,835
	Northern Trust Collective Extended Market Index Fund DC NL - Tier 4	Common/Collective Trust	127,330,960
*	Stable Value Option	Guaranteed Investment Contract	424,365,656	***
	Northern Trust Collective MSCI ACWI ex- US Index Fund DC NL - Tier 3	Common/Collective Trust	15,102,074
	T. Rowe Price Institutional Large-Cap Growth Fund	Mutual Fund Shares	220,422,219
	TD Ameritrade SDBA	Self-Directed Brokerage Account	22,166,876
	TCW MetWest Total Return Bond Fund-C	Common/Collective Trust	57,686,618
	Vanguard ® International Growth Fund - Admiral (TM) Shares	Mutual Fund Shares	106,863,316
	LSV Asset Management SMID Cap Value Portfolio	Separate Account	16,998,605
*	Voya Company Stock Fund	Stock Fund Shares	16,263,957
*	Voya Real Estate Fund - Class R6	Mutual Fund Shares	41,866,298
*	Voya Small Cap Growth Trust Fund - Class 2	Common/Collective Trust	48,746,569
*	Voya Target Index Solution Trust 2020	Common/Collective Trust	4,347,495
*	Voya Target Index Solution Trust 2025	Common/Collective Trust	57,091,346
*	Voya Target Index Solution Trust 2030	Common/Collective Trust	7,663,417
*	Voya Target Index Solution Trust 2035	Common/Collective Trust	71,528,361
*	Voya Target Index Solution Trust 2040	Common/Collective Trust	9,125,562
*	Voya Target Index Solution Trust 2045	Common/Collective Trust	62,978,225
*	Voya Target Index Solution Trust 2050	Common/Collective Trust	6,174,049
*	Voya Target Index Solution Trust 2055	Common/Collective Trust	13,920,646
*	Voya Target Index Solution Trust 2060	Common/Collective Trust	1,939,662
*	Voya Target Index Solution Trust Income	Common/Collective Trust	13,814,224
			$1,788,154,347
Note: Column (d) cost information is omitted for all participant directed investments.

* Indicates a party-in-interest plan
** Each loan will bear an interest rate prescribed by the Plan's applicable provisions when the loan is issued, currently the prime interest rate plus 1%. As of December 31, 2017, current interest rates on participant loans range from 4.25% to 5.25%. Loan repayment periods are generally for a maximum of five years. Current maturity dates on participant Loans range from January 2018 to October 2022 as of December 31, 2017.
*** Stated at contract value

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Voya 401(k) Savings Plan

By: Voya Financial Plan Administrative Committee

June 28, 2018	By: /s/	Steven T. Pierson
Dated	Name:	Steven T. Pierson
	Title:	Chairperson, Voya Financial Plan Administrative Committee